April 8, 2019



Via E-Mail

Norman Reynolds
Norman T. Reynolds Law Firm, P.C.
P.O. Box 246
186 Henkel Circle
Round Top, Texas 78954

       Re:    Greenway Technologies, Inc.
              DFAN14A filed April 3, 2019
              Filed by Greenway Technologies, Inc. Shareholder Committee File No. 0-55030

Dear Mr. Reynolds:

     The Office of Mergers and Acquisitions has reviewed the filing listed above. Our comments follow.

DFAN14A   Press Release dated April 3, 2019

       1. Your press release asserts that although the Company has obtained a temporary restraining order preventing the Shareholders Committee from holding the special meeting, the Shareholders Committee is "extremely confident" that your filing "was done correctly and with US SEC approval throughout the process and will proceed to defend such in the proceeding." In future filings, please refrain from assertions that the SEC has "approved" your proxy filings. This kind of statement implies that the
          SEC has factually verified the statements made in your proxy materials. As you know, this is not the case. As noted in the closing paragraph of all of our prior comment letters, the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Norman Reynolds, Esq.
April 8, 2019
Page 2




       2. See our last comment above. Similarly, the SEC does not take a position on whether the special meeting was validly called under the applicable provisions of state law or the Company's governing instruments. In future filings, please avoid any disclosure that implies otherwise.

Please direct any questions to me at (202) 551-3263.


                                                    Sincerely,

                                                    /s/ Christina Chalk

                                                    Christina Chalk
                                                    Senior Special Counsel
                                                    Office of Mergers and
Acquisitions